Product Shipping Limited
c/o Empire Navigation Inc.
88 Vouliagmenis Avenue
Elliniko
16777, Greece

September 10, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Product Shipping Limited
Registration Statement on Form F-1 (File No. 333-198153)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Product Shipping Limited (the “Company” or “we”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-198153) initially filed with the Commission on August 14, 2014, including all amendments and exhibits thereto (the “Registration Statement”).  The Company is seeking withdrawal of the Registration Statement as a result of adverse market conditions.

The Registration Statement has not been declared effective, and no securities of the Company have been sold pursuant to the Registration Statement.  In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company also informs the Commission that the Company may rely on Rule 155(c) under the Securities Act in connection with any private offering undertaken by it following the withdrawal of the Registration Statement.

If you have any questions in connection with this request, please contact the undersigned at (+30) 210 894 4640 or Finnbarr D. Murphy of Morgan, Lewis & Bockius LLP at 212-309-6704.

Sincerely,

PRODUCT SHIPPING LIMITED

By:	/s/ Stewart Crawford
Stewart Crawford